Kim Kaufman To Call Writer Directly: +1 212 909 3148 kim.kaufman@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

November 17, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Lisa N. Larkin

Re:	BBR ALO Fund, LLC (File No. 811-23567) Proxy Statement on Schedule 14A

Ladies and Gentlemen:

On behalf of the above-referenced Fund, transmitted for filing as EDGAR correspondence are the Fund's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC"), provided to the undersigned by Ms. Lisa N. Larkin of the Staff on November 14, 2022. The comments of the Staff relate to the Fund's preliminary proxy statement on Schedule 14A and form of proxy filed with the SEC on November 7, 2022 (the "Preliminary Proxy Materials") for a special meeting of shareholders of the Fund (the "Special Meeting") scheduled to be held at 10:00 a.m. Eastern Time on Friday, December 15, 2022, at the offices of BBR Partners, LLC (the "Adviser"), 55 East 52nd Street, 18th Floor, New York, New York 10055.

Set forth below is a summary of the Staff's comments and the Fund's responses thereto. For the convenience of the Staff, the Staff's comments have been restated below, and the Fund's response is set out immediately following each comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Preliminary Proxy Materials.

The Fund plans to file with the SEC the definitive proxy materials and form of proxy relating to the Special Meeting (the "Definitive Proxy Materials") on or about November 21, 2022. The Definitive Proxy Materials will be marked to show changes made primarily in response to comments of the Staff.

1.	Comment: On page 3, under the caption "Will the subadvisory fees paid by the Fund increase?", please clarify how the Fund's subadvisory fees relate to the Fund's investment advisory fee and whether the investment advisory fee will increase. Please confirm that the disclosure in the proxy statement is consistent with the corresponding requirements in Schedule 14A.

Response: The disclosure will be revised as follows. Additionally, and as discussed further in response to Comment 7, the Fund confirms its belief that the disclosure, as revised, is consistent with the corresponding requirements in Schedule 14A.

Will the subadvisory fees paid by the Fund increase?

Yes, but only due to the anticipated allocation by the Adviser of the Fund's assets among the Subadvisers if the Proposed Subadvisory Agreements are approved by Shareholders.

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Securities and Exchange Commission

November 17, 2022

In consideration of the advisory services provided to the Fund by the Adviser, the Fund pays the Adviser a unitary management fee, as disclosed in the Fund's Confidential Memorandum, as amended and restated or supplemented from time to time. In turn, the Adviser pays substantially all operating expenses of the Fund, except, among other things, the fees payable to the Fund's subadvisers. The unitary fee will not change if the Proposed Subadvisory Agreements are approved by Shareholders.

In consideration of the subadvisory services provided to the Fund by the Fund's subadvisers, the Fund pays a fee, calculated based on the net asset value of the respective allocated portion of the Fund's assets, directly to each subadviser out of the Fund's assets. ~~In consideration of the subadvisory services provided to the Fund, the~~ The Fund currently pays a fee to Vulcan, computed and payable monthly in arrears, at an annual rate assessed on a sliding scale from 0.60% to 0.45%. In consideration of the subadvisory services proposed to be provided to the Fund, the Fund would pay a fee, computed and payable monthly in arrears, calculated based on the net asset value of the respective allocated portion of the Fund's assets, to Maren and Summit Street as follows:

•	Maren, at an annual rate of 0.55%; and

•	Summit Street, at an annual rate of 0.60% up to and including $250,000,000, 0.40% on the next $83,333,333 and 0.55% in excess of $333,333,333.

Certain breakpoints are or would be reached as the net asset value of the portion of the Fund's assets allocated to ~~the Subadviser~~ Summit Street, together with all assets of the Adviser's other clients for which ~~the Subadviser~~ Summit Street provides investment management services, increases, thereby reducing the fee rate payable to ~~the Subadviser~~ Summit Street.

If the Proposed Subadvisory Agreements are approved by Shareholders, the Fund will pay the same or a lower fee rate to Summit Street and Maren than it currently pays to Vulcan, as no breakpoints have been attained under the subadvisory agreement with Vulcan:

Vulcan	Maren	Summit Street
0.60%	0.55%	0.60%

In light of the foregoing, if ~~If~~ the allocation of the Fund's assets among the Subadvisers were to remain unchanged following Shareholder approval of the Proposed Subadvisory Agreements (i.e., if the portion of the Fund's assets allocated to Vulcan were reallocated pro rata to Summit Street and Maren), the aggregate subadvisory fees paid by the Fund, and indirectly by Shareholders as investors in the Fund, would decrease. However, the Adviser anticipates allocating certain additional assets to Maren and Summit Street and, therefore, based on the assets under management of the Fund as of October 1, 2022, the current allocation of the Fund's assets among the Subadvisers and the anticipated allocation of the Fund's assets among the Subadvisers if the Proposed Subadvisory Agreements are approved by Shareholders, the weighted average aggregate fee payable by the Fund to the Subadvisers, calculated at an annual rate, would increase by half a basis point—from 0.423% to 0.428% of the Fund's net assets.

Securities and Exchange Commission

November 17, 2022

2.	Comment: On page 4, under the caption "How do the Proposed Subadvisory Agreements differ from the current subadvisory agreements?", consider clarifying if Polen and Quantum will remain subadvisers to the Fund.

Response: The disclosure will be revised to include the following new sentence: "Polen and Quantum will continue to serve as subadvisers to the Fund, and no changes are being proposed to their subadvisory agreements."

3.	Comment: On page 12, under the caption "Required Vote," please clarify that the Director Nominee will be elected if he receives one vote, even if he receives less than a majority of the votes cast.

Response: The disclosure will be revised as follows:

Shareholders of the Fund will vote to elect the Director Nominee to the Board. Provided a quorum is present, the Director Nominee must receive a plurality of the votes cast at the Meeting to be elected as a Director. Under a plurality voting system, nominees that receive the highest number of votes will be elected, even if they receive approval from less than a majority of the votes cast. Because the Director Nominee is running unopposed, he will be elected even if he were to receive one vote in favor. In the election of directors, votes may be cast in favor of a candidate or withheld. If elected, the Director Nominee will be elected effective immediately.

4.	Comment: On page 13, under the caption "Information About Summit Street," the second sentence states: "If approved by Shareholders, Summit Street will seek to invest, on behalf of the Fund, primarily in publicly-traded equity securities listed on U.S. exchanges that Summit Street believes to be undervalued." Please confirm that the investment objective and strategies of the Fund will not change, and that Summit Street's investment strategy is consistent with the Fund's.

Response: The disclosure will be revised as follows:

If approved by Shareholders, Summit Street will seek to invest, on behalf of the Fund, primarily in publicly-traded equity securities listed on U.S. exchanges that Summit Street believes to be undervalued, in a manner consistent with the Fund's investment objective and strategies.

5.	Comment: On page 14, under the caption "Information About Maren," the fifth sentence states: "Maren's focus generally will be on identifying businesses within the less efficient and under-followed, smaller market capitalization universe." Please explain, in plain English, what is meant by "under-followed."

Response: The referenced disclosure will be revised to state that: "Maren's focus generally will be on identifying businesses within the smaller market capitalization universe which tends to be less efficient, as analyst coverage is more limited."

6.	Comment: On page 16, the second sentence under Romanette (ii) states: "The Board, however, reviewed the Proposed Subadvisers' historical performance record in managing other portfolios that have investment objectives similar to that of the Fund and investment mandates and strategies similar to those to be employed by the Proposed Subadvisers." Disclosure elsewhere in the preliminary proxy statement states that neither Proposed Subadviser advises any other registered funds. Please clarify if the Board considered the performance of separately managed accounts or private investment funds managed by the Proposed Subadvisers.

Securities and Exchange Commission

November 17, 2022

Response: The disclosure will be revised as follows: "The Board, however, reviewed the Proposed Subadvisers' historical performance record in managing separately managed accounts and private investment funds ~~other portfolios~~ that have investment objectives similar to that of the Fund and investment mandates and strategies similar to those to be employed by the Proposed Subadvisers."

7.	Comment: Please include, if applicable, the disclosure required by Items 22(c)(1)(iii) (aggregate amount of investment adviser's fee in last fiscal year), 22(c)(1)(vi) (reason for termination of investment advisory agreement) and 22(c)(9) (information related to a change in investment advisory fee) of Schedule 14A.

Response: The Fund believes that these items are not applicable, and respectfully declines to make the corresponding revisions.

Items 22(c)(1)(iii) and (vi) require certain disclosure "with respect to [an] existing investment advisory contract" (emphasis added). Here, Shareholders are being asked to approve new subadvisory agreements and, therefore, information regarding payments made under an existing contact during the past fiscal year or reasons for the termination or non-renewal of an existing contract are inapplicable.

Item 22(c)(9) requires certain information "if a change in the investment advisory fee is sought" (emphasis added). The Fund believes this item similarly is inapplicable, as Fund shareholders are being asked to approve new subadvisory agreements, rather than a "change" to an existing fee. The Fund believes that Items 22(c)(9)(i) and (ii) are illustrative of this interpretation, as they require disclosure of the (i) aggregate amount of the adviser's fee during the last year and (ii) the amount that the same adviser would have received had the proposed fee been in effect. While the Fund's subadvisory agreement with Vulcan was terminated, the Fund is not obligated to seek a replacement subadviser.

Please telephone the undersigned at 212.909.3148, or Brad A. Green of this office at 212.446.4839, if you have any questions or comments.

Very truly yours,

/s/ Kim Kaufman, Esq.
Kim Kaufman, Esq.

cc:	Brad A, Green, Esq.